EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months Ended		Fiscal Years Ended
	May 5,	April 29,	February 3,	January 28,	January 29,	January 31,	February 1,
(in thousands)	2007	2006	2007*	2006	2005	2004	2003

Consolidated pretax income	$65,122	$95,609	$253,842	$125,791	$175,832	$7,904	$184,782
Fixed charges (less capitalized interest)	25,135	27,473	106,136	121,416	157,314	202,432	212,479
Distributed income of equity investees	-	463	9,393	8,858	9,059	5,991	6,052

EARNINGS	$90,257	$123,545	$369,371	$256,065	$342,205	$216,327	$403,313

Interest	$20,736	$23,610	$87,642	$105,570	$139,056	$181,065	$189,779
Capitalized interest	1,233	1,226	4,365	6,092	4,485	2,622	2,469
Interest factor in rent expense	4,399	3,863	18,494	15,846	18,258	21,367	22,700

FIXED CHARGES	$26,368	$28,699	$110,501	$127,508	$161,799	$205,054	$214,948

Ratio of earnings to fixed charges	3.42	4.30	3.34	2.01	2.12	1.05	1.88

* 53 Weeks